The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LON
TELEPHONE 020 7355 4848

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

23rd January, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 7th January 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 23rd January 2002, confirming that Virgin Records America, a subsidiary of EMI Group plc, has terminated its recording contract with Mariah Carey and agreed to pay her $28m in respect of this termination.

Yours faithfully,

C. P. ASHCROFT
Company Secretary

Enc.

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 0171-355 4848

News Release

FOR IMMEDIATE RELEASE

Tel/539

EMI GROUP plc
VIRGIN TERMINATES CONTRACT WITH MARIAH CAREY

LONDON: 23 JANUARY 2002 – EMI Group plc today announces that its subsidiary, Virgin Records America, has terminated its recording contract with Mariah Carey, and has agreed to pay her $28m (£19.6m) in respect of this termination.

This cost, together with £18.5m in respect of balance sheet and other write-offs associated with Ms Carey's recording contract with Virgin, will be treated as exceptional in the Group's accounts for the year ending 31 March 2002.

In September, EMI announced an intention to create an exceptional charge in the year of approximately £100m for rationalisation and restructuring, with eventual annual savings of around £65m. As indicated in the interim results statement in November, Alain Levy's ongoing strategic review of the EMI Recorded Music business is expected to result in a higher exceptional charge and greater savings than originally anticipated. A further announcement regarding the strategic review will be made in March.

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Dan Klores